Exhibit (a)(1)(i)

Form of email notice from Stock Administration, sent within 3 business days of receipt of participant’s election form

From:	Stock Administration
Date:	(ad hoc)
To:	Election form sender
Subject:	Confirmation of receipt of your Election Form

This email confirms our receipt of your Election Form, which sets forth your election to participate in palmOne’s stock option exchange program (the “Offer to Exchange”).

This email does not serve as a formal acceptance by palmOne of any of the options designated on your Election Form for cancellation and regrant, per the terms of the Offer to Exchange document previously distributed to you and filed with the Securities and Exchange Commission. A formal notice of the acceptance of your election will be sent to you promptly after the expiration of the Offer to Exchange, which is currently scheduled to occur at 5:00 pm Pacific Time on March 29, 2004, unless extended by written notice.

Your election to cancel and exchange your options may be withdrawn or amended at any time prior to the expiration of the Offer to Exchange by submitting a Withdrawal Form. This form is available on palmOne Central’s Stock Administration website.

If you have any questions about the Offer to Exchange program, please contact palmOne Stock Administration at the telephone number or email address included in the March 1, 2004 email letter from us introducing the offer.

Stock Administration